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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:      16 June 2004

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C. Forward
Title: Assistant Secretary

Date: June 16, 2004

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

for 16 June, 2004

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Announcement to The London Stock Exchange

DATE            DETAILS

16.6.04           Publication of Annual Report and Notice of AGM.

Note:           NGT will shortly be filing its Annual Report on Form 20-F for 2003/04.

ANNEX 2 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement to the London Stock Exchange

for 16 June 2004

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

16th June 2004

National Grid TRANSCO plc ('NGT')

Publication of ANNUAL Report and Notice of

Annual GENERAL MEETING

NGT has issued the following documents in respect of its annual report and Annual General Meeting, which will be held on 26 July 2004:

Annual Report and Accounts 2003/04;

Annual Review 2003/04; and

Notice of Annual General Meeting 2004.

These documents (along with associated proxy cards) will be shortly available to the public for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. no. +44 20 7066 1000).

The documents listed above are also available electronically on NGT's website: www.ngtgroup.com.